April 8, 1997

Liberty Tax Credit Plus III L.P.
c/o Related Credit Properties III L.P.
625 Madison Avenue
New York, NY  10022

Ladies and Gentlemen:

Valuation Research Corporation ("VRC") has been retained by Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), to express our opinion as of March 31, 1997, as to the fair value of the issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of Limited Partnership Interests ("Limited Partnership Interests") in the Partnership in connection with a proposed tender offer (the "Offer to Purchase") for BACs by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company ("the Purchaser"). We understand that under the terms of the Offer to Purchase, the Purchaser would purchase up to 42,500 BACs and thus, with the 10 BACs already owned by the Purchaser and its affiliates, control approximately 30.5% of the outstanding BACs of the Partnership.

Fair value is defined for purposes of this report as:

         The amount for which a BAC would change hands between a willing buyer and a willing seller neither under compulsion to act, with equity to both, each having reasonable knowledge of all relevant facts, and within a commercially reasonable period of time.

After employment of the valuation processes and methodology described in the attached report and subject to the assumptions and factors discussed in the attached report, we have estimated a Fair Value per BAC, effective as of March 31, 1997, of $519.56 to $563.42 per BAC.

The Partnership is a limited partnership formed in 1988, under the laws of the State of Delaware. It was formed to invest, as a limited partner, in other limited partnerships (referred to herein as "Local Partnerships" or "Subsidiary Partnerships") each of which owns one or more leveraged low-income multifamily residential complexes ("Apartment Complexes" or "Properties") that are eligible for the low-income housing tax credit ("Housing Tax Credit") enacted in the Tax Reform Act of 1986, some of which are eligible for the historic rehabilitation tax credit ("Historic Rehabilitation Tax Credit", "Rehabilitation Projects", and together with the

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Apartment Complexes or "Properties"). Some of the Apartment Complexes benefit from one or more other forms of federal or state housing assistance. The Partnership's investment in each Local Partnership represents from 27% to 98% of the partnership interests in the Local Partnership. According to the Form 10-Q, as of December 31, 1996, all of the net proceeds from the original offering of BACs was invested in 62 Local Partnerships.

During the course of our study, discussions were held with management and we became familiar with the limited partnership agreement of Liberty Tax Credit Plus III, L.P. In addition, VRC has examined extensive data provided by Related Credit Properties III L.P. ("RCPLP III"), a General Partner of the Partnership, and the published market data pertaining to the Apartment Complexes which form the underlying assets of the Partnership. This includes, but is not limited to, the following:

       [bullet] Selected financial data for the Partnership as reported in the Form 10-K and Form 10-Q of the Securities and Exchange Commission.

       [bullet] Unaudited financial statement and other internal financial analysis for the 62 Limited Partnerships that comprise the underlying assets of Liberty Tax Credit Plus III L.P.

       [bullet] Trading data pertaining to the current secondary trading market for BACs of the Partnership.

       [bullet] A draft of the Offer to Purchase.

       [bullet] The original Prospectus dated February 20, 1989.

       [bullet] Projected tax credits and tax losses for each of the 62 Limited
                Partnerships of the Partnership.

       [bullet] Projected tax credits and tax losses for the Partnership.

       [bullet] Federal U.S. Partnership Tax Returns.

In addition, certain assumptions regarding the Partnership and the 62 Local Partnerships are made. These include, but are not limited to, the following:


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                                                                   April 8, 1997
                                                                          Page 3



       [bullet] Each of the Local Partnerships will continue to qualify for low-income housing tax credits and that there will not be a forfeiture or recapture of these credits.

       [bullet] There will be no future change in the Internal Revenue Code that would change the tax status of the Partnership or the Local Partnerships.

       [bullet] All debt related to the Properties is for a term of 15 years and thus there is no risk of refinancing within the projection period.

The basis of our opinion of the value per BAC is the annual tax losses and tax credits that flow through to the BAC owner in addition to any cash distribution or tax loss which would flow to the BAC holder upon a sale of the Properties owned or invested in by the Local Partnerships, net of any debt or tax liability associated with the Property, or sale of the Property.

To determine the value of the BACs, an income capitalization appraisal techniques known as a discounted cash flow analysis was used. The result of this techniques was then verified by using a second technique known as the market approach. The basic premise of the income approach is that the earning power of an investment is the critical element affecting its value, and value is often defined as the present worth of anticipated future income. The basic premise of the market approach is the comparing of recently sold investments and their sales price with the subject investment.

INCOME ANALYSIS

The first step in the income approach is the determination of a proper revenue stream that one would expect to be able to obtain from the subject investment based on actual historical operations and future projections. A similar analysis of typical operating expenses aids in constructing an operating statement that results in a net operating income (loss), (NOI), for the first and subsequent years. The estimated future net income or tax losses and tax credits can be converted into an indicated value by discounting those individual annual amounts to a present value.

The discount rates used to convert these tax losses and tax credits to a present value are derived from market expectations of returns commensurate with the risk of the subject investment.

Our analysis began with an estimate of each of the 62 Local Partnerships' income or loss potential based on an analysis of current and historical operating results. Using this information and incorporating current economic and market forecasts for each of the 62 locations of the subject Local Partnerships' Apartment Complexes, a potential gross income estimate was made.

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This estimated potential gross income was then projected to grow over the course of the projection period 11 years at 3 percent based on current and forecasted economic conditions in each of the subject areas.

Secondly, a similar procedure was used to estimate and project the expenses associated with the operation of the subject Properties.

The estimate of the operating expenses, including real estate taxes, was based on a combination of historical expenses of the subject Properties and published market surveys. These operating expenses were projected to grow at an estimated 2.5% inflation rate per year over the course of the 11-year projection period.

Finally, the mortgage payments and depreciation expense associated with each Property was subtracted to arrive at the net pretax income (loss) which is allocated to each of the BAC holders.

The second element addressed is the tax credits associated with each Property. Each Property has been awarded tax credits under the Tax Credit for Low-Income Rental Housing (LIHTC) Program, established under Section 42 of the Internal Revenue Code of 1986. We have assumed that these credits are fixed and will continue for the duration of the original 10-year compliance period.

The following table sets forth the estimated aggregate revenues, expenses, pretax income (loss) and tax credits of the 62 Consolidated Local Partnerships which form the underlying investment of the Partnership for each of the twelve-month periods ending December 31, 1997 through December 31, 2007 that were included in the financial forecasts used by VRC in connection with the preparation of the valuation opinion.


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                                                                   April 8, 1997
                                                                          Page 5



                        LIBERTY TAX CREDIT PLUS III L.P.
                            (In Thousands of Dollars)

Year                  1997      1998      1999      2000     2001

Revenue             34,053    35,065    36,107    37,181   38,287
Expenses            46,637    46,927    47,272    47,699   48,129
Net Income (Loss)  (12,584)  (11,862)  (11,165)  (10,518)  (9,842)
Tax Credits         19,645    19,645    18,530    15,492    7,935

Year                  2002      2003      2004      2005     2006     2007

Revenue             39,425    40,597    41,804    43,047   44,327   45,646
Expenses            48,554    49,017    49,482    49,733   50,349   53,982
Net Income          (9,129)   (8,420)   (7,678)   (6,686)  (6,022)  (5,336)
Tax Credits          1,191         0         0         0        0        0

In rendering this valuation opinion, VRC relied, without assuming responsibility for independent verification, on the accuracy and completeness of all financial and operating data, financial analyses, reports and other information that were publicly available, compiled or approved by or otherwise furnished or communicated to VRC by or on behalf of the Partnership. With respect to the financial forecasts utilized by VRC, VRC believes that the assumptions underlying the forecasts are reasonable and that consequently there is a reasonable probability that the projections would prove to be substantially correct. However, readers of this valuation opinion should be aware that actual revenues, expenses and net operating income of the 62 Local Partnerships which serve as the underlying assets of the subject Partnership will depend to a large extent on a number of factors that cannot be predicted with certainty or which may be outside of the control of the general partners, including general business, market and economic conditions, supply and demand for rental properties in the areas in which the properties owned by the 62 Local Partnerships are located, future operating expenses and capital expenditure requirements for the properties, future occupancy rates, the ability of the general partners and property managers for the properties to maintain the attractiveness of the properties to tenants, real estate tax rates, changes in tax laws and other factors. As a result, actual results could differ significantly from the forecasted results.

The following paragraphs summarize the significant quantitative and qualitative analyses performed by VRC in arriving at the valuation opinion. VRC considered all such quantitative and qualitative analyses in connection with its valuation analysis, and no one method of analysis was given particular emphasis.


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                                                                   April 8, 1997
                                                                          Page 6

Discounted Cash Flow Analysis - VRC preformed a discounted analysis of (i) the present value of the forecasted net after tax income (loss) and tax credit benefits from future operations of the 62 Local Partnerships which are the underlying assets of the Partnership, and (ii) the present value of the estimated net after tax proceeds or tax benefits (losses) of a sale of the Properties at the conclusion of the forecast period. In completing its analysis, VRC utilized financial and operating forecasts of each Properties' estimated net pretax net income (loss) for the nine month period ending December 31, 1997 and each of the twelve-month periods ending December 31, 1998 to December 31, 2007. From this amount, annual expenses associated with the management of the Partnership were deducted. The resulting income (loss) was then adjusted to reflect the income (loss) to the BAC holders. Finally, the resulting loss was adjusted for taxes and the composite tax credits added. The resulting net investor benefits, along with the forecasted net after tax residual value of the Properties, were then discounted to a present value using market derived discount rates (IRR) of 12% and 15%. Using this methodology, the fair value of the 139,101.5 partnership BACs is $519.56 to $563.42 per BAC.

MARKET ANALYSIS

Valuation Research has analyzed and has given consideration to the trading history of the subject Partnership's BACs on the Chicago Partnership Board from March 15, 1996 to March 15, 1997. During that period of time there were 24 transactions and the total number of BACs traded is approximately 1,000. The high was priced at $560 per BAC and the low was $478. On March 13, 1997, a trade took place at a recorded price of $485 per BAC.

It should be noted that as of March 15, 1997, based on the trading prices of the Partnership's BACs over the past 52 weeks, the consideration offered in the Offer to Purchase to the BAC Holders of Liberty Tax Credit Plus III L.P. represents a premium over the average market price of the BACs.

The preparation of a valuation opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and therefore such an opinion is not readily susceptible to partial analyses or summary description. Accordingly, VRC believes its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the valuation opinion. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less than as set forth herein.

VRC's valuation opinion was based solely upon the information available to it and the economic market and other circumstances that existed as of the date hereof. Events occurring after such date could materially affect the assumptions and conclusions contained in the valuation opinion.


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                                                                   April 8, 1997
                                                                          Page 7


VRC has not undertaken to reaffirm or revise this valuation opinion or otherwise comment upon any events occurring after the date hereof.

VRC has relied without independent verification on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. Nothing came to our attention, for purposes of this opinion, which causes us to question their accuracy or their representation of the operations of the assets under review. We have not verified the title to ownership of these assets, nor have we made an independent valuation or appraisal of the reported current assets or any of the liabilities reported by the Partnership on its financial statements. Our opinion necessarily is based on conditions as they exist and can be valued only as of March 31, 1997.


Based on and subject to the foregoing and based on such other matters as we consider relevant, it is our opinion that as of the date hereof, the fair value per BAC is $519.56 to $563.42.

This letter is solely for the information of and assistance to the parties to whom it is addressed in conducting their investigation with regard to the upcoming tender offer for 42,500 of the BACs of the Partnership. The Partnership may include this letter as a part of the information statement filed with the Securities and Exchange Commission. Any other uses are expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the written consent of VRC, the exercise of which will be at the sole discretion of VRC, not unreasonably withheld. If given, such consent shall not be without sufficient review by VRC as to the precise language of such disclosure and the time and place of its potential release.

The above limitations do not apply to interested parties as defined herein. However, in such instances, this opinion must be provided to such parties in its entirety. The term "interested parties" shall include the Partnership's auditors and attorneys, participants and assignees, regulators, or appropriate parties involved in this transaction.

VRC has no responsibility to update the opinion stated herein for events and circumstances occurring after the date of this letter.

This opinion is subject to the assumptions and limiting conditions contained herein. VRC has not investigated the title to, nor the liabilities against, the Partnership or the Properties of the 62 Local Partnerships and assumes no responsibility concerning these matters. Neither Valuation Research Corporation nor any of its personnel have any present or contemplated financial interest in the Partnership or the assets of the Partnership, and we certify that the compensation received for this opinion letter is not contingent on the conclusions stated. Additionally, the


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                                                                   April 8, 1997
                                                                          Page 8


assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

Valuation Research Corporation does not conduct or provide environmental liability assessments of any kind in performing its valuations so that our opinion of the fairness of the Offer does not reflect any actual or contingent environmental liabilities associated with the owned residential property that constitutes the underlying assets of the Partnership.

Respectfully submitted,

VALUATION RESEARCH CORPORATION


/s/ Valuation Research Corporation

Engagement Number:  04-2716-00


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                                                                   April 8, 1997
                                                                          Page 9

                        LIMITING FACTORS AND ASSUMPTIONS

In accordance with recognized professional ethics, the professional fee for this service is not contingent upon our conclusion of value, and neither Valuation Research Corporation nor any of its employees have a present or intended material financial interest in the subject company.

The opinion expressed herein is valid only for the stated purpose as of the date of the valuation opinion.

Financial statements and other related information provided by the subject company or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the company's business conditions and operating results for the respective periods, except as specifically noted herein.

Public information and industry and statistical information has been obtained from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification.

The conclusions of value are based upon the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the Partnership and/or the 62 Local Partnerships through any sale, reorganization, exchange, or diminution of the owners' participation would not be materially or significantly changed.

This letter and the conclusions arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. Furthermore, the letter and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached herein represent the considered opinion of Valuation Research Corporation, based upon information furnished to them by the Partnership and other sources.

Related Credit Properties III L.P., a General Partner of Liberty Tax Credit Plus III L.P., has assured VRC that there will be no material change in the proposed tender offer or any documents in VRC's possession as of March 31, 1997.

Except as provided above, neither all nor any part of the contents of this letter (especially any conclusions as to value, the identity of any appraiser or appraisers, or the firm with which such


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                                                                   April 8, 1997
                                                                         Page 10


appraisers are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Valuation Research Corporation.

Future services regarding the subject matter of this letter, including, but not limited to, testimony or attendance in court, shall not be required of Valuation Research Corporation, unless previous arrangements have been made in writing.

Valuation Research Corporation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this letter wishing to know whether such liabilities exist, or their scope, and the effect on the value of the property is encouraged to obtain a professional environmental assessment. Valuation Research Corporation does not conduct or provide environmental assessments and has not performed one for the subject property.

Valuation Research Corporation has asked the Partnership whether it is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability). Valuation Research Corporation has not determined independently whether the Partnership is subject to any such liabilities, nor the scope of any such liabilities. Valuation Research Corporation's appraisal takes no such liabilities into account except as they have been reported expressly to Valuation Research Corporation by the Partnership, or by an environmental consultant working for the Partnership and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. To the extent such information has been reported to us, Valuation Research Corporation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

We have not made a specific compliance survey or analysis of the subject properties to determine whether it is subject to or in compliance with the Americans with Disabilities Act of 1990 (ADA) and this opinion does not consider the impact, if any, of noncompliance in estimating the value of the Units.